77C: Submission of matters to a vote of security holders

a. At the annual shareholders meeting held on April 12, 2006,
Proposal 1: To elect the Nominees listed below to serve as
members of the Fund's Board of Directors for the terms
expiring in 2009, and until their successors are elected
and qualify.

The final tabulation is as follows:

Proposal 1:  Election of Directors

                     # of Shares Voted     % of Shares Voted
Brent R. Harris
Shares For  10,647,527  96.78%
Shares Withheld            333,256   3.22&
Shares Voted  10,366,346        100.00%

R. Wesley Burns
Shares For  10,033,090        96.78%
Shares Withheld            333,256               3.22%
Shares Voted  10,366,346             100.00%

b. Directors now in office: Brent R. Harris, R. Wesleys Burns,
E. Philip Canon, William J. Popejoy.  J. Michael Hagan and Vern O.
Curtis continued in office as Directors.